                                EXHIBIT 20(a)

    COMSTOCK
   RESOURCES


FOR IMMEDIATE RELEASE                                             NEWS RELEASE



Contact:     Roland O. Burns
             Senior Vice President
             (214) 701-2000



                        COMSTOCK RESOURCES, INC. CLOSES
                       $15 MILLION PREFERRED STOCK ISSUE


             DALLAS, TX, June 19, 1995--Comstock Resources, Inc. ("Comstock" or the "Company")(NASDAQ-NMS:CMRE) announced today that it has completed the previously announced private placement of 1,500,000 shares of its Series 1995 Convertible Preferred Stock, $10 par value (the "Series 1995 Preferred Stock"), for $15 million to certain investment funds managed by Trust Company of the West. The Series 1995 Preferred Stock will receive a quarterly dividend of 22 1/2c. per share (9% annual rate on the par value) and is convertible, at the option of the holder, into shares of common stock of the Company. Based on the initial conversion price of $5.25 per share of common stock, each share of Series 1995 Preferred Stock is convertible into approximately 1.9 shares of common stock.

             $10 million of the proceeds from the placement will be used for Comstock's $51.25 million acquisition of producing oil and gas properties and gas gathering systems from Sonat Inc. and the remaining $5 million will be used to fund developmental drilling on the Company's existing properties as well as the properties being acquired from Sonat Inc. Comstock also announced that the Company has received a commitment from NBD Bank and Bank One, Texas to finance the remaining portion of the $51.25 million acquisition from Sonat Inc. The acquisition is expected to close by July 31, 1995.

             "We are pleased to have Trust Company of the West increase their investment in the Company," stated M. Jay Allison, President and Chief Executive Officer of Comstock. "The proceeds of the offering, in combination with borrowings under our bank credit facility (as amended), will finance the Company's $51.25 million acquisition from Sonat as well as accelerate our development program".

             Comstock Resources, Inc. is a rapidly growing independent energy company engaged in oil and gas property acquisitions and oil and gas exploration, development, and production in the United States.





     5005 LBJ FREEWAY . SUITE 1000 . DALLAS, TEXAS  75244  (214) 701-2000